                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 1996
                                                         OR

[    ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____ to _____ Commission file number __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 American Eagle Outfitters, Inc. Retirement Plan
                 150 Thorn Hill Drive, Warrendale, PA 15086-7528

B. Name of issuer of the securities help pursuant to the plan and the address of its principal executive office:

                          National City Bank, Columbus
           Trustee for American Eagle Outfitters, Inc. Retirement Plan
                  155 E. Broad Street, Columbus, OH 43251-0050

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                              Financial Statements
                          and Supplemental Information

-------------------------------------------------------------------------------

                           December 31, 1996 and 1995
-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
Financial Statements

     Independent Auditors' Report                                              3

     Statements of Net Assets Available for Plan Benefits                      4

     Statements of Changes in Net Assets Available for Plan Benefits           5

     Notes to the Financial Statements                                      6-11


Supplemental Information

     Independent Auditors' Report on Supplemental Information                 12

     Schedule of Assets Held for Investment Purposes                          13

     Schedule of Transactions in Excess of 5% of the Current Value of
      Plan Assets                                                             14

Signature                                                                     15

Exhibit

    Consent of Independent Auditors                                           16

                          Independent Auditors' Report

To the Plan Administrator of the
  American Eagle Oufitters, Inc. Retirement Plan
Warrendale, Pennsylvania

          We have audited the accompanying statements of net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



/s/Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 9, 1997

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

              Statements of Net Assets Available for Plan Benefits

-------------------------------------------------------------------------------

December 31                                              1996              1995
-------------------------------------------------------------------------------

Investments - Note 3                                    $2,935,449    $2,250,936

Cash                                                       238,233        59,867

Contributions Receivable

     Employer                                              351,023         6,119
     Employee                                                3,428         6,895
                                                        ----------    ----------

          Net Assets Available for Plan Benefits        $3,528,133    $2,323,817
                                                        ==========    ==========


    The accompanying notes are an integral part of these financial statements

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

-------------------------------------------------------------------------------

December 31                                               1996           1995
-------------------------------------------------------------------------------

Additions
    Investment income
         Net appreciation in fair value of
          investments - Note 3                         $  127,343     $   32,148
         Collective fund income                           212,193        154,450
    Contributions
         Employer                                         659,481        303,311
         Employee                                         587,255        511,719
                                                       ----------     ----------

              Total Additions                           1,586,272      1,001,628

Deduction
    Distributions of benefits to participants             381,956        213,420
                                                       ----------     ----------

Net Increase in Net Assets Available for
    Plan Benefits                                       1,204,316        788,208

Net Assets Available for Plan Benefits

    Beginning of year                                   2,323,817      1,535,609
                                                       ----------     ----------

    End of year                                        $3,528,133     $2,323,817
                                                       ==========     ==========

    The accompanying notes are an integral part of these financial statements

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                        Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.   Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting.

    B.   Investments

         All of the Plan's cash and investments are held by the trustee of the Plan's assets, National City Bank (National). The various investments are valued primarily at quoted market prices.

    C.   Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DESCRIPTION OF PLAN

    The following description of the American Eagle Outfitters, Inc. Retirement Plan, as restated effective January 1, 1994, provides only general information. Participants should refer to the plan agreement for more complete information.

    EMPLOYER

         The Plan's employer is American Eagle Outfitters, Inc.

    GENERAL

         The Plan is a defined contribution plan covering all employees of American Eagle Outfitters, Inc. who have completed one year of service, attained the age of 20 1/2 and are not eligible under any other tax qualified retirement plans to which the employer contributes. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

    CONTRIBUTIONS

         The Plan provides for a 401(k) contribution. Under this provision participants may contribute up to 15 percent of their annual compensation to the Plan as basic contributions. The employer matches the employee's contributions up to 3 percent. However, only salary reductions attributable to the first $50,000 of compensation are considered for the match.

         The Company can also make discretionary contributions to the Plan in amounts determined by the Board of Directors. The amount of the contribution is limited to a percentage of total compensation paid during the year to all eligible participants.

         For 1996, the Company made a discretionary profit sharing contribution of $350,000 to the plan, as well as $309,481 of 401(k) matching contributions. The 1995 employer contribution consisted entirely of 401(k) matching contributions.

    PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contribution and the earnings associated with the participant's account. Forfeitures of terminated participants' non-vested accounts reduce the maximum amount that can be contributed by the Company. Allocation of the employer's discretionary contribution is based on participant earnings, as defined. In addition, participant's are required to direct the investment of their account among the available investment funds.

    VESTING

         Each participant is 100 percent vested in his or her contributions and associated earnings at all times. The employer's contributions and associated earnings become 100% vested after the participant completes five years of service.

    PAYMENT OF BENEFITS

         Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her vested account balance.

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS

    The following table presents the cost and fair values of investments at December 31, 1996 and 1995.

                                                1996                    1995
                                                ----                    ----
                                                       Fair                    Fair
                                         Cost          Value        Cost       Value
                                         ----          ------       ----       ------
REGISTERED INVESTMENT FUNDS

    National City Corporation Funds
        Fixed Income                  $  226,009   $  231,238   $  180,536   $  192,154
        Balanced                         241,260      284,726      178,291      203,640
        Government                       268,353      268,353      265,216      265,216
    Putnam Funds
        Investors Growth                 722,697      767,714      501,344      524,362
        Global                           650,962      689,855      516,821      522,187
        Managed Income                   420,648      450,062      350,432      384,187
    American Eagle Outfitters, Inc.
      Stock Fund                         447,093      243,501      372,836      159,190
                                      ----------   ----------   ----------   ----------

                                      $2,977,022   $2,935,449   $2,365,476   $2,250,936
                                      ==========   ==========   ==========   ==========

    During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as shown:

                                  For the Year Ended December 31,
                                  -------------------------------
                                         1996         1995
                                         ----         ----
REGISTERED INVESTMENT FUNDS
    National City Corporation Funds
        Fixed Income                  ($  4,522)   $  12,538
        Balanced                         22,796       26,441
    Putnam Funds
        Investors Growth                 27,726       55,416
        Global                           42,333       32,331
        Managed Income                    5,113       45,062
    American Eagle Outiftters, Inc.
      Stock Fund                         33,897     (139,640)
                                      ---------    ---------

                                      $ 127,343    $  32,148
                                      =========    =========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

    The participants are eligible to direct the investment of their account balance among seven investment funds. One of the fund options is a fund that invests in the stock of the plan sponsor, American Eagle Outfitters, Inc. Presented below is a summary of net assets available for plan benefits and the related changes in net assets available for plan benefits on an individual fund basis as of and for the years ended December 31, 1996 and 1995.

DECEMBER 31, 1996
-----------------

                                                     NCC                                             Putnam
                                                   Fixed           NCC              NCC             Investors           Putnam
                                                    Income       Balanced        Government          Growth             Global
                                                    Fund           Fund             Fund              Fund               Fund
                                                    ----           ----             ----              ----               ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------
    Investments - at fair value              $   231,238       $   284,726       $   268,353       $   767,714       $   689,855
    Cash                                           1,606            (1,725)            3,461            97,732            51,663
    Contributions receivable and other                --                --                --                --                --
                                             -----------       -----------       -----------       -----------       -----------
                   Total                     $   232,844       $   283,001       $   271,814       $   865,446       $   741,518
                                             ===========       ===========       ===========       ===========       ===========

CHANGES IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS

    Investment income                        $     7,852       $    30,601       $    12,275       $   126,167       $    82,570
    Employer contributions                        21,075            31,851            21,066            70,199            63,327
    Employee contributions                        35,811            41,768            29,249           150,592           116,745
    Transfers between directed accounts            2,641             2,105           (20,934)           30,783            40,871
    Distributions of benefits to
      participants                               (28,023)          (27,637)          (36,104)          (37,932)         (117,018)
                                             -----------       -----------       -----------       -----------       -----------

                   Net Increase              $    39,356       $    78,688        $    5,552       $   339,809       $   186,495
                                             ===========       ===========       ===========       ===========       ===========





                                                                     American
                                                     Putnam           Eagle
                                                     Managed        Outfitters          Cash
                                                      Income          Stock            Transfer
                                                       Fund            Fund             Account         Total
                                                        ----           ----             -------         -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------
    Investments - at fair value                  $   450,062       $   243,501       $        --       $ 2,935,449
    Cash                                              28,140            (3,273)           60,629           238.233
    Contributions receivable and other                    --                --           354,451           354,451
                                                 -----------       -----------       -----------       -----------
                   Total                         $   478,202       $   240,228       $   415,080       $ 3,528,133
                                                 ===========       ===========       ===========       ===========

CHANGES IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS

    Investment income                            $    47,851       $    32,220       $        --       $   339,536
    Employer contributions                            40,118            52,459           359,386           659,481
    Employee contributions                            78,387           111,582            23,121           587,255
    Transfers between directed accounts                7,780           (72,194)            8,948                --
    Distributions of benefits to
      participants                                   (81,584)          (45,879)           (7,779)         (381,956)
                                                 -----------       -----------       -----------       -----------

                   Net Increase                  $    92,552       $    78,188       $   383,676       $ 1,204,316
                                                 ===========       ===========       ===========       ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

DECEMBER 31, 1995
-----------------

                                                     NCC                                               Putnam
                                                   Fixed             NCC               NCC            Investors          Putnam
                                                    Income        Balanced         Government          Growth            Global
                                                    Fund            Fund              Fund              Fund              Fund
                                                    ----            ----              ----              ----              -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Investments - at fair value              $   192,154       $   203,640       $   265,216       $   524,362       $   522,187
    Cash                                             456              (314)               25            (1,340)           30,182
    Contributions receivable and other               878               987             1,021             2,615             2,654
                                             -----------       -----------       -----------       -----------       -----------
                   TOTAL                     $   193,488       $   204,313       $   266,262       $   525,637       $   555,023
                                             ===========       ===========       ===========       ===========       ===========

CHANGES IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
    Investment income                        $    21,953       $    32,562       $    17,170       $   119,049       $    69,526
    Employer contributions                        23,054            17,927            27,523            54,981            65,823
    Employee contributions                        36,975            33,934            40,040           102,529           113,045
    Transfers between directed accounts            3,472            15,195           (19,319)           13,209           (13,562)
    Distributions of benefits to
      participants                               (12,869)          (35,060)          (52,649)          (46,418)          (33,218)
                                             -----------       -----------       -----------       -----------       -----------

                   NET INCREASE              $    72,585       $    64,558       $    12,765       $   243,350       $   201,614
                                             ===========       ===========       ===========       ===========       ===========




                                                                  American
                                                  Putnam            Eagle
                                                  Managed         Outfitters         Cash
                                                  Income            Stock           Transfer
                                                   Fund             Fund             Account            Total
                                                  -----             ----            -------             -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Investments - at fair value                $   384,187       $   159,190       $        --      $ 2,250,936
    Cash                                              (288)             (258)           31,404           59,867
    Contributions receivable and other               1,751             3,108                --           13,014
                                               -----------       -----------       -----------      -----------
                   TOTAL                       $   385,650       $   162,040       $    31,404      $ 2,323,817
                                               ===========       ===========       ===========      ===========

CHANGES IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
    Investment income                          $    65,205       ($  139,747)      $       880      $   186,598
    Employer contributions                          42,907            70,604               492          303,311
    Employee contributions                          74,015           108,489             2,692          511,719
    Transfers between directed accounts             12,569           (11,564)               --               --
    Distributions of benefits to
      participants                                 (35,832)          (20,827)           23,453         (213,420)
                                               -----------       -----------       -----------      -----------

                   NET INCREASE                $   158,864       $     6,955       $    27,517      $   788,208
                                               ===========       ===========       ===========      ===========


                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 4 - PLAN TERMINATION

          Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested in their accounts.

NOTE 5 - INTERNAL REVENUE SERVICE STATUS

          The Plan has received a determination letter from the Internal Revenue Service stating that the Plan, as amended in 1994, meets the requirements of
Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the code.

            Independent Auditors' Report on Supplemental Information

To the Plan Administrator of the
    American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania

          Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and transactions in excess of 5 percent of the current value of Plan assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 9, 1997

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

-------------------------------------------------------------------------------

                             As of December 31, 1996
-------------------------------------------------------------------------------

                                            Description of
                                              Investment                  Fair
Identity of Issue                          (# of Shs/Units)   Cost        Value
-----------------                          ----------------   ----        -----

REGISTERED INVESTMENT FUNDS

    National City Corporation Funds
         Fixed Income                           22,022   $  226,009   $  231,238
         Balanced                                1,989      241,260      284,726
         Government                            268,353      268,353      268,353

    Putnam Funds
         Investors Growth                       83,357      722,697      767,714
         Global                                 63,757      650,962      689,855
         Managed Income                         43,526      420,648      450,062

    American Eagle Outfitters, Inc.
      Stock Fund                                24,133      447,093      243,501
                                                         ----------   ----------


                                                         $2,977,022   $2,935,449
                                                         ==========   ==========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

  Schedule of Transactions in Excess of 5% of the Current Value of Plan Assets

-------------------------------------------------------------------------------

                      For the Year Ended December 31, 1996
-------------------------------------------------------------------------------

                                                    Number of    Sales
                                                  Transactions   Price     Cost
                                                  ------------   ------    -----
SALES

    Putnam Funds
         Global                                        42     $ 149,139   $140,334

    American Eagle Outfitters, Inc. - Stock Fund       45     $ 158,732   $134,889

PURCHASES

    Putnam Funds
         Investors Growth                              67     N/A         $272,145
         Global                                        63     N/A         $274,474
         Managed Income                                58     N/A         $174,863

    American Eagle Outfitters, Inc. - Stock Fund       48     N/A         $209,146


Note: 5% of the current value of the plan assets at the beginning of the plan year = $ 116,190

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                American Eagle Outfitters, Inc.
                                                         Retirement Plan



Date June 30, 1997                                     /s/Dale E. Clifton
                                                  Vice President and Controller

Exhibit to the Annual Report (Form 11-K) of the American Eagle Outfitters, Inc. Retirement Plan for the years ended December 31, 1996 and 1995.




                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-84796) pertaining to the American Eagle Outfitters, Inc. Stock Fund of the American Eagle Outfitters, Inc. Retirement Plan of our report dated June 9, 1997 with respect to the financial statements of the American Eagle Outfitters, Inc. Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 1996 and 1995.




/s/Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 30, 1997